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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                           (Amendment No. _______)*


                       FieldPoint Petroleum Corporation
                 --------------------------------------------
                               (Name of Issuer)

                     Common Stock par value $.01 per share
                 ---------------------------------------------
                        (Title of Class of Securities)

                                  316570-10-0
                            -----------------------
                                (CUSIP Number)

                                  Ray Reaves
                              1703 Edelweiss Drive
                           Cedar Park, Texas  78613
                                 (281) 250-8692
           ---------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                    6/29/00
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                               Page 1 of 4 Pages

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                                 SCHEDULE 13D
CUSIP NO. 316570-10-0                                  Page 2 of 4 Pages

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(1)  Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above
     Persons
     Ray Reaves

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(2)  Check the Appropriate Box if a Member   (a) [ ]
     of a Group*                             (b) [ ]

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(3)  SEC Use Only

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(4)  Source of Funds*
     PF

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(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)
     n/a

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(6)  Citizenship or Place of Organization
     USA

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Number of Shares              (7)  Sole Voting Power   -    2,499,925
Beneficially Owned              ----------------------------------------------
by Each Reporting             (8)  Shared Voting Power      -       0
Person With                     ----------------------------------------------
                              (9)  Sole Dispositive Power - 2,499,925
                                ----------------------------------------------
                              (10) Shared Dispositive Power -       0

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(11) Aggregate Amount Beneficially Owned by Each Reporting Person   -
     2,499,925

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(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares*
     [ ]

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(13) Percent of Class Represented by Amount in Row (11)     -       39.2%

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(14) Type of Reporting Person*     IN

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                     *SEE INSTRUCTION BEFORE FILLING OUT!

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                                                             Page 3 of 4 Pages
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ITEM 1.   SECURITY AND ISSUER

     The class of securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock") of FieldPoint Petroleum Corporation, a Colorado corporation (the "Company"). The address of the principal executive offices of the Company is 1703 Edelweiss Drive, Cedar Park, Texas 78613.

ITEM 2.   IDENTITY AND BACKGROUND
     (a)-(c) Ray Reaves, 1703 Edelweiss Drive, Cedar Park, Texas 78613, President and Director of Company.
     (d)-(f) The natural person referred to above a United States Citizen. During the last five years, he has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     Personal funds from various investments.

ITEM 4.   PURPOSE OF TRANSACTION
     Investment purposes.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
     In the last 60 days, the shareholder effected the following transactions in the shares (list below). All sales were effected in market transactions through broker-dealers:



Date of Transaction Nature of Transaction      No. of Shares  Price/Share
------------------- ---------------------      -------------  -----------
06/21/00            Purchase (exercise option) 40,000         $0.10
06/23/00            Purchase                    5,000         $1.56
06/27/00            Purchase                    1,000         $1.44
06/27/00            Purchase                    7,500         $1.35
06/27/00            Purchase                    1,500         $1.56
06/29/00            Purchase                    1,300         $1.41


     According to the Company's quarterly report on Form 10-QSB filed for the quarter ended March 2000, the Company had issued and outstanding on that date a total of 6,381,925 shares of common stock. The reporting person is the beneficial owner of 2,499,925 shares, which shares represent 39.2% of the total issued and outstanding shares of the Company's common stock on that date.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
     Shareholder is a director and officer of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
     n/a


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                                                             Page 4 of 4 Pages
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    July 13, 2000       /s/ Ray Reaves
                              ------------------------------------
                              Ray Reaves